Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: May 18, 2023

Spectral MD Announces Podium Presentation at 2023 American Burn Association Annual Conference

Podium Presentation Highlights Opportunity to Improve Burn Wound Healing Assessment

LONDON, U.K. AND DALLAS, TX, U.S - May 18, 2023 - Spectral MD Holdings, Ltd. (AIM: SMD), an artificial intelligence (AI) company focused on the development of faster and more accurate medical diagnostics for treatment decisions in wound care, announced today that it has been selected for a podium presentation entitled, “Burn Injury Assessment Study (BIAS): Is There Room to Improve?” at the American Burn Association Annual Conference to take place in Dallas, Texas, May 18th, 2023. The presentation will be delivered by Jeffrey Carter, MD, FACS, Medical Director of University Medical Center New Orleans Burn Center & Associate Professor of Surgery at LSU Health New Orleans School of Medicine, and Chief Medical Consultant of Spectral MD.

The objective of the IRB-approved, prospective Burn Injury Assessment Study (BIAS) was to evaluate the performance of burn care professionals in determining areas of non-healing tissue in burn wounds. Physicians use visual inspection as the exclusive tool for determining burn severity; unfortunately, the correct determination of burn depths using this approach is extremely low with prior studies demonstrating accuracy as low as 41% on the day of injury.

In this study, participating burn care professionals were presented with five burn images to review and provide input on an electronic tablet at two regional and national burn conferences. They were given a brief clinical synopsis and asked to highlight areas of non-healing wounds. The results showed that participating burn care professionals recorded 73% accuracy in assessing burn healing, which is consistent with prior studies from literature. In 18% of non-healing wounds, however, participants incorrectly selected areas which would need local wound care versus advanced interventions (like surgery).

“The results of this study validate our prior work in the field and further suggest that gaps exist within our healthcare system with respect to burn wound assessment,” said Dr. Carter, Principal Investigator. “In the study, 42% of trained healthcare professionals believed that advanced care or surgery was necessary for burn wounds that would heal with local care alone. This disparity highlights the need for technologies, such as Spectral MD’s DeepView® imaging platform. In triage situations, the ability to deliver a Day 1 binary assessment of a wound’s severity is vital in supporting optimal recovery, avoiding unnecessary surgeries, and improving the allocation of limited resources.”

Spectral MD’s Deep View® imaging platform received Breakthrough Device Designation from the U.S. Food and Drug Administration in 2018 for its burn indication, which assesses burn wound healing potential by differentiating non-healing from healing burned tissue within an image. The Deep View® platform integrates optical technology and AI-enabled algorithms to see deep below the surface of the burn to distinguish between healthy and damaged tissue. In less time than a flash of light, DeepView® delivers a rapid, binary wound healing prediction to assist physicians in determining the next course of treatment.

This project has been supported in whole or in part with federal funds from the Department of Health and Human Services; Administration for Strategic Preparedness and Response; Biomedical Advanced Research and Development Authority (BARDA), under contract number 75A50119C00033.

Learn more about BARDA: https://www.medicalcountermeasures.gov/

About Spectral MD

Spectral MD is a predictive AI company focused on medical diagnostics for faster and more accurate treatment decisions in wound care for burn, DFU, and future clinical applications. At Spectral MD, we are a dedicated team of forward-thinkers striving to revolutionize the management of wound care by “Seeing the Unknown”® with our DeepView® Wound Diagnostics System. The Company’s DeepView® platform is the only predictive diagnostic device that offers clinicians an objective and immediate assessment of a wound’s healing potential prior to treatment or other medical intervention. With algorithm-driven results that have a goal of substantially exceeding the current standard of care, Spectral MD’s diagnostic platform is expected to provide faster and more accurate treatment insight and improve patient care while reducing healthcare costs. For more information, visit the Company at: www.spectralmd.com.

As announced on April 11, 2023, Spectral MD Holdings has entered into a business combination agreement to combine with Rosecliff Acquisition Corp I (“Rosecliff”, Nasdaq: RCLF), a special purpose acquisition company listed on Nasdaq.

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to a proposed business combination among Spectral MD, Rosecliff, Ghost Merger Sub I Inc., a wholly-owned subsidiary of Rosecliff and Ghost Merger Sub II LLC, a wholly-owned subsidiary of Rosecliff (the “Transaction”). In connection with the proposed Transaction, Rosecliff filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (as amended from time to time, the “Registration Statement”). A full description of the proposed Transaction has been included in the Registration Statement filed by Rosecliff with the SEC. Rosecliff's stockholders, investors and other interested persons are advised to read the Registration Statement as well as other documents that have been filed or will be filed with the SEC, as these documents will contain important information about Rosecliff, Spectral MD, and the proposed Transaction. The Registration Statement has not yet been declared effective by the SEC. If and when the Registration Statement is declared effective by the SEC, the proxy statement/prospectus and other relevant documents for the proposed Transaction will be mailed to stockholders of Rosecliff as of a record date to be established for voting on the proposed Transaction. Rosecliff investors and stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov.

Participants in the Solicitation

Rosecliff, Spectral MD and certain of their respective directors, executive officers, other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Rosecliff's stockholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of Rosecliff's directors and officers in Rosecliff's filings with the SEC, including Rosecliff’s definitive proxy statement, the Registration Statement and other documents filed with the SEC. Such information with respect to Spectral MD’s directors and executive officers has also been included in the Registration Statement.

No Offer or Solicitation

This press release and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”)) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes, without limitation, all statements regarding (i) the proposed Transaction; (ii) the development of DeepView® technology and tools; and (iii) the effectiveness of the DeepView® platform in assessing burn wounds. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These forward-looking statements are expressed in good faith, and Spectral MD and Rosecliff believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Spectral MD nor Rosecliff is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions. In addition to risk factors previously disclosed in Rosecliff’s reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) risks associated with product development and regulatory review, including the time, expense and uncertainty of obtaining clearance, approval or De Novo classification for Spectral MD’s DeepView technology, (ii) Spectral MD’s ability to obtain additional funding when needed and its dependence on government funding, (iii) expectations regarding Spectral MD’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Spectral MD’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the risk that the proposed Transaction may not be completed in a timely manner at all, which may adversely affect the price of Rosecliff’s securities; (v) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the adoption of the business combination agreement by the stockholders of Rosecliff and the stockholders of Spectral MD, and the receipt of certain governmental and regulatory approvals; (vi) the lack of third party valuation in determining whether or not to pursue the proposed Transaction; (vii) the ability of Rosecliff to regain compliance with Nasdaq Capital Market listing requirements and to maintain listing, or for the Combined Company to be listed, on the Nasdaq Capital Market; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (ix) the outcome of any legal proceedings that may be instituted against Rosecliff or Spectral MD following announcement of the proposed Transaction; (x) the risk that the proposed Transaction may not be completed by Rosecliff’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (xi) the effect of the announcement or pendency of the proposed Transaction on Spectral MD’s business relationships, operating results, and business generally; (xii) volatility in the price of Rosecliff’s securities due to a variety of factors, including changes in the competitive and regulated industries in which Rosecliff plans to operate or Spectral MD operates, variations in operating performance across competitors, changes in laws and regulations affecting Rosecliff's or Spectral MD’s business, Spectral MD’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure; (xiii) Rosecliff’s ability to raise capital as needed; (ixv) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction and identify and realize additional opportunities; (xv) the risk that the announcement and consummation of the proposed Transaction disrupts Spectral MD’s current operations and future plans; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction; (xvii) unexpected costs related to the proposed Transaction; (xviii) the amount of any redemptions by existing holders of the Rosecliff common stock being greater than expected; (xix) limited liquidity and trading of Rosecliff’s securities; (xx) geopolitical risk and changes in applicable laws or regulations; (xxi) the possibility that Rosecliff and/or Spectral MD may be adversely affected by other economic, business, and/or competitive factors; (xxii) operational risk; and (xxiii) changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the Rosecliff’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and the other documents filed by Rosecliff from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and neither Spectral MD nor Rosecliff assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Spectral MD nor Rosecliff gives any assurance that it will achieve its expectations.

For further information please contact:

Spectral MD Holdings, Ltd.
Christine Marks VP of Marketing and Commercialization	IR@Spectralmd.com

SP Angel Corporate Finance LLP (NOMAD and Joint Broker for Spectral MD)
Stuart Gledhill / Harry Davies-Ball (Corporate Finance)	Tel: +44 (0)20 3470 0470
Vadim Alexandre / Rob Rees (Sales & Broking)

The Equity Group Inc. (US Investor Relations)
Devin Sullivan, Managing Director	dsullivan@equityny.com Tel: 212-836-9608
Walbrook PR Ltd (UK Media & Investor Relations)
Paul McManus / Louis Ashe-Jepson /Alice Woodings	spectralMD@walbrookpr.com Tel: +44 (0)20 7933 8780

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